UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

SGOCO Group, Ltd. Announces 2018 Unaudited Interim Financial Results

SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a company focused on (a) Virtual Reality (“VR’) device and technologies research and development (b) environmental protection, energy saving technologies, equipment development and applications (c) money lending business in Hong Kong providing mortgage loans to high quality target borrowers with low credit risk who are able to provide mortgage collateral and/or third-party guarantee and (d) property investment to generate additional rental income to further boost the group’s cashflow over the long term, today announced its unaudited operating results for the six months ended June 30, 2018.

2018 Interim Results Overview

Interim revenues increased by 1,523.5% to $0.28 million for the first six months of this year (the “1H 2018”), as compared to $0.02 million for the first six months of 2017.

Gross loss decreased by 21,900% to $0.44 million in the 1H 2018, from Gross profit of $0.01 million for the same period in 2017.

Net loss for the 1H 2018 was $1.13 million, compared to net loss of $2.43 million during the same period in 2017.

Basic and diluted loss per share was $0.06 for the 1H 2018, as compared to $0. 24 loss per share in the same period in 2017.

Revenue

Our total revenues increased by 1523.5% to $0.28 million for the 1H 2018, as compared to $0.02 million for the first six months of 2017.

Cost of Goods Sold

Cost of goods sold increased by 4,646.7% to $0.71 million in the 1H of 2018 from $0.02 million in the same period of 2017. As Boca started to earn revenues in 2017, the amortization of its proprietary technologies of $5.19 million was recorded as cost of goods sold in the 1H of 2018.

Gross margin

In 1H 2018, the gross loss of the Company decreased by 21,900% to $0.44 million from Gross profit of $0.01 million in the same period of 2017.

Operating loss and expenses

The Company recorded a $2.6 million operating loss in the 1H 2018, as compared to an operating loss of $2.9 million in the first six months of 2017. Operating expenses in the 1H 2018 decreased by 25.5% to $2.2 million, compared to operating expenses of $2.9 million in the first six months of 2017. The decrease in general and administrative expenses was mainly due to a decrease in employee share-based compensation.

Net loss and loss per share

Net loss for the 1H 2018 was $1.1 million, compared to a net loss of $2.4 million for the same period in 2017. Basic and diluted loss per share was $0.06 in the 1H 2018 based on a weighted average number of outstanding ordinary shares of 18,930,849, as compared to basic and diluted loss per share of $0.24 based on a weighted average number of outstanding ordinary shares of 10,312,893 for the first half of 2017.

Cash and working capital

SGOCO held $5.6 million cash and cash equivalents as of June 30, 2018, compared to $4.3 million as of December 31, 2017. Working capital increased to $7.4 million as of June 30, 2018 from $2.3 million as of December 31, 2017.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on a company focused on (a) Virtual Reality (“VR’) device and technologies research and development (b) environmental protection, energy saving technologies, equipment development and applications (c) money lending business in Hong Kong providing mortgage loans to high quality target borrowers with low credit risk who are able to provide mortgage collateral and/or third-party guarantee and (d) property investment to generate additional rental income to further boost the group’s cashflow over the long term. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 2153 3957

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	2018	2017
REVENUES:
Revenues	276	17

COST OF GOODS SOLD:
Cost of goods sold	712	15

GROSS PROFIT (LOSS)	(436)	2

OPERATING EXPENSES:
Selling expenses	-	1
General and administrative expenses	2,186	2,935
Total operating expenses	2,186	2,936

LOSS FROM OPERATIONS	(2,622)	(2,934)

OTHER INCOME (EXPENSES):
Interest income	-	132
Interest expense	(445)	-
Other expense, net	28	18
Gain from disposal of subsidiaries	1,335	-
Change in fair value of warrant derivative liability	161	81
Total other income (expenses), net	1,079	231

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,543)	(2,703)

INCOME TAX CREDIT	410	269

NET LOSS	(1,133)	(2,434)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	367	381
Realization of foreign currency translation gain relating to disposal of subsidiaries	7,422	-

COMPREHENSIVE INCOME (LOSS)	6,656	(2,053)

LOSS PER SHARE:
Basic	(0.06)	(0.24)
Diluted	(0.06)	(0.24)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	18,930,849	10,312,893
Diluted	18,930,849	10,312,893

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

  SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

(Unaudited)

(In thousands of U.S. dollars except share and per share data)

	June 30,	December 31,
	2018	2017

ASSETS

CURRENT ASSETS
Cash	5,608	4,262
Pledged bank deposits	-	515
Accounts receivable, trade	185	-
Loans receivable, net of provision for loan losses of $nil and $ nil , respectively	5,713	670
Interest receivable	-	6
Other receivables and prepayments	1,879	28
Advances to suppliers	2,044	226
Total current assets	15,429	5,707

PROPERTY, PLANT AND EQUIPMENT, NET	50,160	511
INTANGIBLE ASSETS, NET	40,619	42,258
GOODWILL	49,979	49,977

Total assets	156,187	98,453

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	88	235
Other payables and accrued liabilities	7,296	3,023
Customer deposits	493	113
Taxes payable	15	15
Convertible notes - current	114	-
Total current liabilities	8,006	3,386

LONG-TERM LIABILITIES
Convertible notes - non-current	360	-
Warrant derivative liability	519	680
Non-current Deferred tax liabilitiy	10,162	10,572

Total liabilities	19,047	14,638

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of June 30, 2018 and December 31, 2017
	-	-
Ordinary shares, $0.004 par value, 500,000,000 shares authorized,
24,844,030 and 16,164,855 issued and outstanding as of June 30, 2018 and December 31, 2017, respectively
Common stock	99	65
Additional paid-in-capital	65,787	50,159
Retained earnings	32,367	40,922
Accumulated other comprehensive income (loss)	91	(7,331)
Total SGOCO Group, Ltd.’s shareholders' equity	98,344	83,815
Non-controlling interests	38,796	-
Total equity	137,140	83,815
Total liabilities and shareholders' equity	156,187	98,453

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: December 28, 2018	By: /s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer